UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of September 2018

Commission File Number 001-38522

Realm Therapeutics plc

(Translation of registrant’s name into English)

267 Great Valley Parkway

Malvern, PA 19355

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Realm Therapeutics Provides Corporate Update and Hires Advisor to Support Strategic Review including Formal Sale Process

On September 17, 2018, Realm Therapeutics plc (the “Company”) provided a corporate update following the August 14, 2018 announcement of top-line results of the Company’s Phase 2 trial of PR022 in Atopic Dermatitis and announces the hiring of MTS Health Partners, L.P. to act as an advisor in relation to a strategic review that has been initiated by the Company, which may include the potential sale of the Company as a possible outcome. A copy of the Company’s press release is attached to this Report on Form 6-K as Exhibit 99.1 and is incorporated by reference herein.

Exhibits 99.1, 99.2, and 99.3 to this Report on Form 6-K shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall they be deemed incorporated by reference in any filing of the company under the Securities Act of 1933 or the Exchange Act.

Exhibit

99.1	Press Release, dated September 17, 2018
99.2	Shareholder Letter, dated September 17, 2018
99.3	Risk Factors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Realm Therapeutics plc

September 17, 2018	By:	/s/ Marella Thorell
Marella Thorell
Chief Financial Officer and Chief Operating Officer